UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Kintera, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
49720P506

(CUSIP Number of Class of Securities)
Alec N. Litowitz
Magnetar Capital LLC
1603 Orrington Ave.
Evanston, Illinois 60201
(847) 905-4400
With a copy to:
Peter H. Lieberman, Esq.
Todd A. Mazur, Esq.
Greenberg Traurig, LLP
77 W. Wacker Drive, Suite 2500
Chicago, Illinois 60601
(312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 2, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	49720P506	Page	3	of	10

1	NAMES OF REPORTING PERSONS Magnetar Financial LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,194,471

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,194,471

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,194,471

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; OO
1 Based on 40,396,905 Shares issued and outstanding as of April 30, 2008, as reported in the Form 10-Q filed by the Company with the SEC on May 12, 2008 plus 74,773 Shares issuable upon exercise of a warrant held for the account of Magnetar Capital Master Fund.

CUSIP No.	49720P506	Page	4	of	10

1	NAMES OF REPORTING PERSONS Magnetar Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,852,292

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,852,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,852,292

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA; OO
2 Based on 40,396,905 Shares issued and outstanding as of April 30, 2008, as reported in the Form 10-Q filed by the Company with the SEC on May 12, 2008.

CUSIP No.	49720P506	Page	5	of	10

1	NAMES OF REPORTING PERSONS Magnetar Capital Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,046,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,046,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,046,763

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.999%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
3 Based on 40,396,905 Shares issued and outstanding as of April 30, 2008, as reported in the Form 10-Q filed by the Company with the SEC on May 12, 2008 plus 74,773 Shares issuable upon exercise of a warrant held for the account of Magnetar Capital Master Fund.

CUSIP No.	49720P506	Page	6	of	10

1	NAMES OF REPORTING PERSONS Supernova Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,046,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,046,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,046,763

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.999%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; OO
4 Based on 40,396,905 Shares issued and outstanding as of April 30, 2008, as reported in the Form 10-Q filed by the Company with the SEC on May 12, 2008 plus 74,773 Shares issuable upon exercise of a warrant held for the account of Magnetar Capital Master Fund.

CUSIP No.	49720P506	Page	7	of	10

1	NAMES OF REPORTING PERSONS Alec N. Litowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,046,763

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,046,763

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,046,763

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.999%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; IN
5 Based on 40,396,905 Shares issued and outstanding as of April 30, 2008, as reported in the Form 10-Q filed by the Company with the SEC on May 12, 2008 plus 74,773 Shares issuable upon exercise of a warrant held for the account of Magnetar Capital Master Fund.

SCHEDULE 13D
     This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Investment Management, LLC, a Delaware limited liability company (“Magnetar Investment Management”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) with the SEC on April 28, 2008 (the “Statement”). Pursuant to this Amendment No. 1, Magnetar Investment Management ceases to be a Reporting Person.
     Except as set forth below, all Items of the Statement remain unchanged. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Statement is hereby amended to add the following information for updating as of the date hereof:
     (a) (i) Magnetar Financial may be deemed to beneficially own 2,194,471 Shares, 74,773 of which are issuable upon exercise of Warrant 1, held for the account of Magnetar Capital Master Fund and all such Shares represent beneficial ownership of approximately 5.4% of the Shares, based on (i) 40,396,905 Shares issued and outstanding as of April 30, 2008, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Company with the SEC on May 12, 2008 plus (ii) 74,773 Shares issuable upon exercise of Warrant 1. The foregoing excludes (A) 525,227 Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2, in each case, held for the account of Magnetar Capital Master Fund because each of the Warrants contains a blocker provision under which the holder thereof does not have the right to exercise the Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.999% of the Shares after giving effect to such exercise. Without such blocker provisions, Magnetar Financial would be deemed to beneficially own 3,079,698 Shares.
          (ii) Magnetar Investment Management may be deemed to beneficially own 1,852,292 Shares held for the account of the Managed Accounts, and all such Shares represent beneficial ownership of approximately 4.6% of the Shares, based on 40,396,905 Shares issued and outstanding as of April 30, 2008, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Company with the SEC on May 12, 2008.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to beneficially own 4,046,763 Shares. This amount consists of: (A) 2,194,471 Shares (including the 74,773 Shares issuable upon exercise of Warrant 1) held for the account of Magnetar Capital Master Fund and (B) 1,852,292 Shares held for the account of the Managed Accounts, and all such Shares in the aggregate represent beneficial ownership of approximately 9.999% of the Shares, based on (i) 40,396,905 Shares issued and outstanding as of April 30, 2008, as disclosed in the Form 10-Q for the quarterly period ended March 31, 2008 filed by the Company with the SEC on May 12, 2008 plus (ii) 74,773 Shares issuable upon exercise of Warrant 1. The foregoing excludes (A) 525,227

Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2 because each of the Warrants contains a blocker provision under which the holder thereof does not have the right to exercise the Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.999% of the Shares after giving effect to such exercise. Without such blocker provisions, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 4,931,990 Shares.
     (b) (i) Magnetar Financial may be deemed to share the power to vote and direct the disposition of the 2,194,471 Shares (including the 74,773 Shares issuable upon exercise of Warrant 1) held for the account of Magnetar Capital Master Fund. The foregoing excludes (A) 525,227 Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2 because each of the Warrants contains a blocker provision under which the holder thereof does not have the right to exercise the Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.999% of the Shares after giving effect to such exercise. Without such blocker provisions, Magnetar Financial would be deemed to beneficially own 3,079,698 Shares.
          (ii) Magnetar Investment Management may be deemed to share the power to vote and direct the disposition of the 1,852,292 Shares held for the account of the Managed Accounts.
          (iii) As a result of (i) and (ii) above, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to share the power to vote and direct the disposition of 4,046,763 Shares (including the 74,773 Shares issuable upon exercise of Warrant 1). The foregoing excludes (A) 525,227 Shares issuable upon exercise of Warrant 1 and (B) 360,000 Shares issuable upon exercise of Warrant 2 because each of the Warrants contains a blocker provision under which the holder thereof does not have the right to exercise the Warrants to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, of more than 9.999% of the Shares after giving effect to such exercise. Without such blocker provisions, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz would be deemed to beneficially own 4,931,990 Shares.
     (c) On May 2, 2008, at the request of a customer, 179,410 Shares were transferred from one of the Managed Accounts held for the benefit of such customer to such customer for no consideration to comply with such customer’s request to close such account.
     (e) Magnetar Investment Management ceased to be the beneficial owner of more than 5% of the Shares on May 2, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2008

MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz

		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR INVESTMENT MANAGEMENT, LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz

		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz

		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz

		Name:	Alec N. Litowitz
		Title:	Manager

/s/ Alec N. Litowitz

Alec N. Litowitz